Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) of Simon Worldwide, Inc. common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated November 1, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Overseas Toys (as defined below).  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Overseas Toys may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Overseas Toys by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Overseas Toys.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SIMON WORLDWIDE, INC.

at

$0.27 Net Per Share

by

OVERSEAS TOYS, L.P.

Overseas Toys, L.P., a Delaware limited partnership (“Overseas Toys”), is offering to purchase, at a price of $0.27 net to the seller per share in cash without interest, all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Simon Worldwide, Inc., a Delaware corporation (“Simon”), not otherwise owned by Overseas Toys, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein.

Stockholders of record whose Shares are registered in their own names and who tender their Shares directly to BNY Mellon Shareowner Services (the “Depositary” or the “Information Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Stockholders of Simon who hold their Shares through brokers, dealers, commercial banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

The purpose of the Offer is to satisfy the requirements of the Restated Certificate of Incorporation of Simon (the “Amended Charter”) for a Qualified Offer (as defined in the Amended Charter) in order to prevent the mandatory liquidation of Simon pursuant to the terms of the Amended Charter.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON DECEMBER 2, 2010, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR BEFORE THE EXPIRATION DATE OF THE OFFER OR AT ANY TIME AFTER DECEMBER 31, 2010 (IF THE EXPIRATION DATE HAS NOT OCCURRED ON OR BEFORE DECEMBER 31, 2010).

We may terminate this Offer if, among other things, (a) in our judgment this tender offer is likely to not be consummated pursuant to its terms on or before December 31, 2010 due to any governmental action or applicable law, or due to any threatened or pending legal proceeding or investigation or (b) pursuant to applicable law or regulation, or pursuant to any requirement or request (whether or not having the force of law) of the Securities and Exchange Commission (the “Commission”) we are required to, or determine it is advisable to, extend the Offer to a date that is after December 31, 2010.  This Offer is subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer” of the Offer to Purchase.

Overseas Toys and its controlling persons determined that the Offer is fair to Simon’s stockholders (other than Overseas Toys and its controlling persons) and approved the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date (as defined below), Overseas Toys will accept for payment and pay for, all Shares validly tendered in the Offer and not properly withdrawn on or before the Expiration Date. For purposes of the Offer, Overseas Toys will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Overseas Toys gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Overseas Toys’ acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Overseas Toys and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address as set forth in the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or before the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or before the Expiration Date.

Under no circumstance will interest be paid on the Offer price, regardless of any extension of or amendment to the Offer or any delay in making payment.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 5:00 p.m., New York City time, on December 2, 2010, unless Overseas Toys shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Overseas Toys, shall expire. Overseas Toys may extend the Offer from time to time if certain conditions to the Offer have not been satisfied or, if permissible, waived.

If Overseas Toys extends the Offer, Overseas Toys will inform the Depositary of that fact and Overseas Toys will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in “The Tender Offer — Section 4 — Withdrawal Rights” of the Offer to Purchase at any time on or before the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion

Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures For Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by again following one of the procedures described in “The Tender Offer — Section 3 — Procedures For Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Overseas Toys in its sole discretion, whose determination will be final and binding. None of Overseas Toys, its controlling persons, BNY Mellon Shareowner Services, the Depositary and Information Agent for the Offer, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Overseas Toys has the right to extend the Offer beyond the Expiration Date for any of the following events: (i) from time to time if, at the then effective Expiration Date, any of the conditions to the Offer have not been satisfied or waived; or (ii) for any period required by any law, rule, regulation, interpretation, position or request (whether or not having the force of law) of the Securities and Exchange Commission or any period required by or advisable under any of the foregoing.  The Offer does not provide for a subsequent offering period.

The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Simon’s stockholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. In general, a U.S. stockholder who sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. stockholder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer.  Subject to certain exceptions, the sale of the Shares for cash under the Offer will generally not be a taxable transaction to non-U.S. stockholders for U.S. federal income tax purposes. A summary of the U.S. federal income tax consequences of the Offer is described in “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. stockholder or a non-U.S. stockholder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Overseas Toys expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Overseas Toys’ expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares.

The Depositary and Information Agent for the Offer is:

480 Washington Boulevard, 27th Floor

Jersey City, NJ 07310

By Telephone: 9:00 a.m. to 7:00 p.m., New York City time, Monday through Friday, except for bank holidays:

From within the U.S., Canada or Puerto Rico:
1-800-777-3674

480

By Facsimile Transmission (for Eligible Institutions only): 201-680-4626

Confirm by Telephone: 201-680-4860

November 1, 2010